                                                      Tel Aviv, January 23, 2007
                                                      Our ref: 10171/1250

VIA EDGAR

William Choi
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
WASHINGTON, D.C. 20549

          TEFRON LTD.
          FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
          FILED MARCH 30, 2006
          FILE NO. 1-14680

Dear Mr. Choi:

     On behalf of Tefron Ltd. ("Tefron"), we respectfully set forth below
Tefron's responses to the comments raised by the Staff in its comment letter dated December 29, 2006 with respect to the Form 20-F of Tefron for the year ended December 31, 2005. We have noted the Staff's comment in bold face type and
Tefron's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

     References in the responses to "we" and "our" refer to Tefron.

                                   ----------

FORM 20-F FOR YEAR ENDED DECEMBER 31, 2005

CONTROLS AND PROCEDURES, PAGE 84

(A) CONTROLS AND PROCEDURES, PAGE 84

1.   WE NOTE THAT YOU STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE
     EFFECTIVE TO ENSURE THAT MATERIAL INFORMATION RELATING TO THE COMPANY WAS
     MADE KNOWN TO YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER BY
     OTHERS. IN FUTURE FILINGS PLEASE REVISE TO CLARIFY, IF TRUE, THAT YOUR
     OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO
     EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE
     REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED,
     PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN
     THE COMMISSION'S RULES AND FORMS. YOU SHOULD ALSO EXPAND YOUR DISCLOSURE TO
     INDICATE THAT DISCLOSURE CONTROLS AND PROCEDURES INCLUDED, WITHOUT
     LIMITATION, CONTROLS AND PROCEDURES DESIGNED TO ENSURE THAT INFORMATION
     REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE
     ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING ITS
     PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING
     SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING
     REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E).

As requested, in future filings we will revise to clarify, if true, that our officers concluded that our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. We will also expand our disclosure to indicate that disclosure controls and procedures included, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(B) INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 85

2.   PLEASE SUPPLEMENTALLY CONFIRM TO US THAT THERE WERE NO CHANGES IN YOUR
     INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRING DURING THE YEAR
     ENDED DECEMBER 31, 2005. YOUR CURRENT DISCLOSURE REFERENCES DECEMBER 31,
     2004. PLEASE BE ADVISED THAT YOU ARE REQUIRED TO DISCLOSE ANY CHANGES IN
     INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE PERIOD
     COVERED BY THE LATEST ANNUAL REPORT FOR WHICH YOU ARE REPORTING.

We confirm that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-9

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-11

I.  REVENUE RECOGNITION, PAGE F-13

3.   PLEASE EXPLAIN TO US THE NATURE OF THE PROVISION YOU HAVE RECORDED PURSUANT
     TO SFAS 48. SPECIFICALLY, TELL US WHY YOU HAVE APPLIED THE GUIDANCE IN SFAS
     48 RATHER THAN EITF 01-9 TO YOUR REBATES.

In response to the Staff's comment, we note that the provisions recorded in accordance with SFAS 48 relate to our Healthcare segment. We further note that the provisions mentioned in note 2(i), which we accounted for in accordance with the guidance in SFAS 48, erroneously referred to rebates, rather than charge-backs and returns, and therefore EITF 01-9 is not applicable. The recorded provisions were maintained in order to cover estimated charge-backs and returns which mainly occurred within a three-month period subsequent to the initial corresponding sales. The provision was calculated based on the previous trailing twenty-four months sales and actual charge-backs. This historical experience with similar types of sales of similar products to the same customers enabled us to calculate a reasonable estimate of the future charge-backs and returns as required by SFAS 48. We therefore believe that the guidance in SFAS
48 is applicable to this provision.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-36

4.   SINCE YOUR PRINCIPAL AUDITOR, KOST FORER GABBAY & KASIERER, MAKES REFERENCE
     TO, AND PLACES RELIANCE ON THE WORK OF OTHER AUDITORS FOR THE AUDIT OF ALBA
     HEALTH LLC FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003, AUDIT
     REPORTS FOR EACH OF THOSE YEARS IS REQUIRED TO BE FILED. THE INDEPENDENT
     AUDITOR'S REPORT FOR ALBA HEALTH LLC ADDRESSES ONLY THE YEARS ENDED
     DECEMBER 31, 2005 AND 2004. IN FUTURE FILINGS, PLEASE INCLUDE AUDIT REPORTS
     OF ALBA HEALTH LLC FOR EACH PERIOD RELIED UPON BY YOUR PRINCIPAL AUDITOR.
     REFER TO RULE 2-05 OF REGULATION S-X.

As requested, in future filings we will include audit reports of Alba Health LLC for each period relied upon by our principal auditor.

                                   ----------

If you have any questions or concerns, please call the undersigned at
972-3-607-4444.

                                     Very truly yours,

                                     /s/ Richard J. Mann
                                     ---------------------
                                     Richard J. Mann, Adv.

cc:  Mr. Asaf Alperovitz
     Ms. Michal Baumwald Oron, Adv.

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